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                              April 28, 2021

       Bill Chen
       Chairman and Chief Executive Officer
       Lakeshore Acquisition I Corp.
       Suite A-2F, 555 Shihui Road, Songjiang District
       Shanghai, China 201100

                                                        Re: Lakeshore
Acquisition I Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 22,
2021
                                                            File No. 333-255174

       Dear Mr. Chen:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 22,
2021

       General

   1. Please revise your prospectus to describe the exclusive forum provision contained in Section 9.3 of
Exhibit 4.4. Additionally, please include risk factor disclosure regarding the exclusive forum
provision in the warrant agreement.
 Bill Chen
Lakeshore Acquisition I Corp.
April 28, 2021
Page 2

        You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,
FirstName LastNameBill Chen
                                                        Division of Corporation
Finance
Comapany NameLakeshore Acquisition I Corp.
                                                        Office of Real Estate &
Construction
April 28, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName